September 1, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (512) 732-2450

Mr. Jonathan A Graf, Executive Vice President and Chief Financial Officer
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, TX   78746

**RE: American Campus Communities, Inc.
File No. 001-32265
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009**

Dear Mr. Graf:

       We have reviewed your response letter dated July 29, 2009 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Provide to us the
information requested if indicated and please be as detailed as necessary in your
explanation.

Form 10-K

Note 2. Summary of Significant Accounting Policies

Joint Ventures, page F-11

   1. We have read and considered your response to comment one. Please confirm to
      us that in future filings you will clarify your consolidation policy relating to your
      joint venture investments consistent with your response.

Third-Party Management Services Revenue, page F-12

   2. We have read and considered your response to comment two where you indicate
      that you consider cancellation risk and legal obligations of the tenant as part of
      your evaluation. Please clarify if you adjust the amount of incentive revenue
      based on these considerations, as it appears that your accounting explicitly
      considers future performance in determining how much revenue to recognize,
      which is not consistent with the guidance in EITF D-96. Please tell us what the

accounting impact would be if you were to follow the guidance in EITF D-96 and Question 8 of SAB 101, rather than your current revenue recognition policy.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief